Filed by Tronox Incorporated

Pursuant to Rule 425 of the Securities Act of 1933, as amended

Subject Company: Tronox Incorporated (File No: 001-32669)

Tronox Incorporated Reports Record First Quarter Results

Increases in Pricing and Sequential Volume Fuel Record Adjusted EBITDA Company Discloses Potential Capital Policy for Tronox Limited Going Forward

- First quarter revenue increased to $433.6 million and Adjusted EBITDA increased to $151.4 million

- Revenue grew 16% year-over-year and 13% quarter-over-quarter

- Adjusted EBITDA grew 64% year-over-year and 9% quarter-over-quarter

- Sequential volume growth combined with price increases drove strong performance

- Following the closing of the acquisition, management to recommend capital policy that addresses assumption of leverage, special dividend, regular dividend, share repurchases, etc.

OKLAHOMA CITY, May 18, 2012 /PRNewswire/ — Tronox Incorporated (TROX.PK), one of the world’s leading producers and marketers of titanium dioxide pigment, announced record Adjusted EBITDA in the first quarter. In light of the pending nature of the company’s proxy statement, Tronox noted that based on advice of counsel it will not be conducting its customary quarterly earnings call. The company anticipates holding meetings with investors following the closing of its transaction with Exxaro and the listing of Tronox Limited shares following receipt of the required favorable shareholder vote and certain regulatory approvals.

TRONOX INCORPORATED

U.S. GAAP results, in millions of dollars except per share data and percentages (Unaudited)

	Successor	Successor	Predecessor	Successor	Predecessor	Predecessor
	Three Months Ended March 31, 2012	Two Months Ended March 31, 2011	One Month Ended January 31, 2011	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Twelve Months Ended December 31, 2010
Net Sales	$433.6	$267.1	$107.6	$1,543.4	$107.6	$1,217.6
Gross Margin	36.3%	14.0%	23.5%	28.4%	23.5%	18.2%
Income from Operations	$113.0	$17.8	$19.9	$301.5	$19.9	$209.6
Operating Margin	26.1%	6.7%	18.5%	19.5%	18.5%	17.2%
Net Income	$86.3	$10.2	$631.3	$241.5	$631.3	$5.8
Diluted net income per share (Successor)	$5.48	$0.65	N/A	$15.46	N/A	N/A
Diluted net income per share (Predecessor)	N/A	N/A	$15.25	N/A	$15.25	$0.14

TRONOX INCORPORATED

Non-GAAP results, in millions of dollars (Unaudited)

	Successor	Successor	Predecessor	Successor	Predecessor	Predecessor
	Three Months Ended March 31, 2012	Two Months Ended March 31, 2011	One Month Ended January 31, 2011	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Twelve Months Ended December 31, 2010
Net Sales	$433.6	$267.1	$107.6	$1,543.4	$107.6	$1,217.6
Adjusted EBITDA	$151.4	$68.1	$24.3	$468.3	$24.3	$203.1

Tronox achieved Adjusted EBITDA in the first quarter of $151.4 million, excluding transaction-related costs and other non-recurring costs. The record number marked a 64% increase from $92.4 million in the prior year’s first quarter; and a 9% increase from $138.7 million in the fourth quarter of 2011.

Gains in the first quarter of 2012 in part reflect strong sales in the North American market and a deceleration in “destocking,” the process by which manufacturers and other end users pare down their inventories. Gradually improving volume combined with higher prices boosted first-quarter revenue by 13% quarter-over-quarter to $433.6 million, which also represents a 16% year-over-year improvement from $374.7 million in the first quarter 2011.

As a result, gross margin increased to a record 36.3% for the period. Net income for the first quarter was $86.3 million.

“Our results reflect excellent performance in a TiO2 market that had not yet fully recovered,” said Tom Casey, chairman and CEO of Tronox. “Even in the face of widespread destocking and headwinds in Europe and China that subsided more slowly than we expected, Tronox has been able to maintain increased pricing for our products and produce another quarter of record results.”

“We believe that any slack in orders since the fourth quarter of 2011 is largely attributable to temporary factors, namely destocking in China, the efforts of the Chinese government to tame inflation and uncertainty primarily in southern Europe,” said Casey. “We continue to expect this period to evolve into more sustained growth as these conditions are resolved. But what won’t change anytime soon is the combination of pigment producers operating near full capacity and global titanium ore demand at or exceeding supply. Our combination with Exxaro Mineral Sands remains on track and we believe will give us even greater strength in what we expect to be a resurgent TiO2 global market. We remain focused on delivering shareholder value by providing first-class products and completing our acquisition to become the largest fully-integrated global TiO2 company.”

Pigment Segment Results

Pigment sales for the first quarter of 2012 were $402.5 million, an increase of 19% from $337.1 million during the same period in 2011, and an increase of 15% from $349.2 million during the fourth quarter of 2011. Income from operations was $141.1 million during the quarter, a 207% increase over the same period last year, and a 26% increase from the fourth quarter of 2011. The year-over-year increases were primarily due to the effects of higher selling prices, partially offset by a decrease in TiO2 sales volumes. Consistent with the rest of the industry, the Company experienced higher raw material costs during the first quarter.

Electrolytic and Other Chemical Products Results

Electrolytic and other chemical products sales for the first quarter amounted to $30.8 million, a 12% decrease from the first quarter of 2011 and an 11% increase from the fourth quarter of 2011. In the first quarter of 2012, the business line reported a loss of $1.1 million compared to income of $1.0 million during the same period in 2011 primarily due to decreased sales volumes. Income from operations improved $0.4 million from a loss of $1.5 million for the fourth quarter of 2011 as a result of unplanned outages at our sodium chlorate facility in Hamilton, Mississippi, during the fourth quarter of 2011, which have since been resolved.

Corporate and Other

Corporate and other reported an operating loss of $27.0 million for the first quarter of 2012, compared to an operating loss of $9.2 million during the comparable period in 2011 and an operating loss of $10.9 million for the fourth quarter of 2011. The increased costs are due to costs associated with the acquisition of Exxaro Mineral Sands, including legal and professional fees, as well as costs associated with the preparation and finalization of the Form S-4 and costs associated with integration activities related to the Exxaro Mineral Sands transaction.

Deployment of Capital

Tronox Limited’s policy with respect to the deployment of capital cannot be determined until after the closing of the combination when the newly constituted Tronox Limited Board can consider its plans and policies. However, management currently intends to recommend the following actions to the Board of Tronox Ltd. shortly following the closing:

•	Raising additional debt financing in an amount between $750 and $1.0 billion in either additional term loans and/or unsecured bonds;

•	Issuing a special dividend of $25.00 per share;

•	Authorizing up to $250 million of share repurchases under certain circumstances;

•	Adopting a regular quarterly dividend commencing in the fourth quarter 2012; and

•	A split of the shares on an approximate ratio of between 7:1 and 9:1.

There is no assurance that management will make these recommendations or, if the recommendations are made, that they will be adopted by the Board of Tronox Limited and ultimately pursued. These recommendations are subject to a number of factors, including, but not limited to, the availability of financing, the performance of the combined business, and the cash needs of the combined business.

Special Meeting of Stockholders

As previously announced, Tronox will hold a special meeting of its stockholders to vote on the adoption of the transaction agreement for the purpose of approving the mergers contemplated by the agreement on May 30, 2012, at 10 a.m. ET, at the Company’s headquarters, 1 Stamford Plaza, Stamford, Connecticut. Tronox stockholders of record as of the close of business on April 30, 2012 will be entitled to vote at the meeting.

Stockholders who wish to receive exchangeable shares in the mergers are encouraged to return their completed election forms and related materials as soon as practicable. The election deadline is 5:00 p.m., New York City Time, on the date that is three business days preceding the closing date for the transaction with Exxaro. Assuming shareholder approval of the transaction is received at the special meeting, we currently expect to close the transaction on the fifth business day after the special meeting, in which case the election deadline will be the second business day after the special meeting.

Tronox reserves the right to change the anticipated closing date and will formally announce the anticipated closing date after the special meeting. Tronox will publicly announce the election deadline at least five business days prior to the anticipated closing date. You may also obtain up-to-date information regarding the election deadline by calling the information agent for the transaction, MacKenzie Partners, Inc. at (800) 322-2885 (toll-free) or (212) 929-5500 (collect); or by consulting our Web site at www.Tronox.com

Fresh-Start Accounting

On February 14, 2011, (the “Effective Date”), Tronox Incorporated emerged from bankruptcy and continued operations as reorganized Tronox Incorporated. As a result, the Company applied fresh-start accounting under ASC 852 as of January 31, 2011, whereby the U.S. GAAP financial statements after February 1, 2011 are not comparable to the financial statements prior to that date. Fresh-start accounting required resetting the historical net book values of Tronox’s assets and liabilities to their estimated fair values as of January 31, 2011. References to “Successor” refer to Tronox and its consolidated subsidiaries for the periods beginning on or after February 1, 2011, after giving effect to the cancellation of old common stock issued prior to January 31, 2011, the issuance of new common stock and settlement of existing debt and other adjustments in accordance with the reorganization plan, and the application of fresh-start accounting. References to “Predecessor” refer to Tronox and its consolidated subsidiaries for the periods through January 31, 2011.

About Tronox

Tronox (TROX.PK) is one of the world’s leading titanium dioxide producers and exclusively employs proprietary chloride technology. The chloride process technology yields consistently whiter, brighter pigment grades preferred in paint, coatings and plastics. The Company also operates an electrolytic and specialty chemicals business. Through the Company’s global operations, Tronox serves more than 1,000 customers in approximately 90 countries. For more information, visit http://www.tronox.com.

Forward Looking Statements

Statements in this release that are not historical are forward-looking statements. These forward-looking statements are based upon management’s current beliefs and expectations and are subject to uncertainty and changes in circumstances. The forward-looking statements involve risks that may affect the Company’s operations, markets, products, services, prices and other risk factors as discussed in the Company’s financial statements published on our website and in our filings with the Securities and Exchange Commission. Significant risks and uncertainties may relate to, but are not limited to, financial, economic, competitive, environmental, political, legal regulatory and technological factors. Unless otherwise required by applicable laws, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information or future developments.

Investor Contact: Michael Smith

Direct: 405-775-5413

E-Mail: Michael.smith@tronox.com

Media Contact: David Silverman

Direct: 405-775-5445

E-mail: David.Silverman@tronox.com

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction involving Tronox Incorporated, Tronox Limited and Exxaro, Tronox Limited and Tronox Incorporated have filed with the SEC a Registration Statement on Form S-4 that includes a definitive proxy statement of Tronox Incorporated that also constitutes a prospectus of Tronox Limited. The Registration Statement was declared effective by the SEC on May 4, 2012 and Tronox Incorporated commenced the mailing of the definitive proxy statement/prospectus to its stockholders on or about May 7, 2012. Tronox Incorporated urges investors and stockholders to read the definitive proxy statement/prospectus (including any amendments or supplements thereto) regarding the proposed transaction, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Tronox Incorporated’s website (www.tronox.com) under the heading “Investor Relations.”

TRONOX INCORPORATED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Successor	Successor	Predecessor	Successor	Predecessor	Predecessor
(Millions of dollars)	Three Months Ended March 31, 2012	Two Months Ended March 31, 2011	One Month Ended January 31, 2011	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Twelve Months Ended December 31, 2010
Net sales	$433.6	$267.1	$107.6	$1,543.4	$107.6	$1,217.6
Cost of goods sold	(276.3)	(229.8)	(82.3)	(1,104.5)	(82.3)	(996.1)

Gross margin	157.3	37.3	25.3	438.9	25.3	221.5
Selling, general, and administrative expenses	(44.3)	(19.5)	(5.4)	(151.7)	(5.4)	(59.2)
Litigation/arbitration settlement	—	—	—	9.8	—	—
Provision for environmental remediation and restoration, net of reimbursements	—	—	—	4.5	—	47.3

Income from operations	113.0	17.8	19.9	301.5	19.9	209.6
Interest and debt expense	(7.9)	(5.3)	(2.9)	(30.0)	(2.9)	(49.9)
Other income (expense)	(1.4)	1.0	1.6	(9.8)	1.6	(8.3)
Reorganization income (expense)	—	—	613.6	—	613.6	(144.8)

Income from continuing operations before income taxes	103.7	13.5	632.2	261.7	632.2	6.6
Income tax provision	(17.4)	(3.3)	(0.7)	(20.2)	(0.7)	(2.0)

Income from continuing operations	86.3	10.2	631.5	241.5	631.5	4.6
Income (loss) from discontinued operations, net of income tax benefit of nil, nil, nil, nil, nil and nil, respectively	—	—	(0.2)	—	(0.2)	1.2

Net Income	$86.3	$10.2	$631.3	$241.5	$631.3	$5.8

Earnings (loss) per share, basic and diluted
Basic—
Continued operations	$5.72	$0.68	$15.29	$16.12	$15.29	$0.11
Discontinued operations	—	—	(0.01)	—	(0.01)	0.03

Net income per share	$5.72	$0.68	$15.28	$16.12	$15.28	$0.14

Diluted—
Continuing operations	$5.48	$0.65	$15.25	$15.46	$15.25	$0.11
Discontinued operations	—	—	—	—	—	0.03

Net income per share	$5.48	$0.65	$15.25	$15.46	$15.25	$0.14

Dividends declared per common share	—	—	—	—	—	—

Weighted average shares outstanding:
Basic	15,078	14,924	41,311	14,981	41,311	41,232
Diluted	15,733	15,793	41,399	15,619	41,399	41,383

TRONOX INCORPORATED

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Millions of dollars)

	Successor	Successor
	March 31, 2012	December 31, 2011
ASSETS
Current Assets
Cash and cash equivalents	$222.7	$154.0
Accounts receivable:
Third party, net of allowance for doubtful accounts of $0.7 and $0.4	348.4	270.9
Related party	1.7	6.9
Inventories	404.4	311.2
Prepaid and other assets	18.0	21.7
Deferred income taxes	4.3	4.3

Total Current Assets	999.5	769.0
Property, Plant, and Equipment, net	558.8	554.5
Intangible Assets, net	307.4	313.3
Other Long-Term Assets	37.3	20.6

Total Assets	$1,903.0	$1,657.4

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable
Third party	$134.3	$126.9
Related party	72.6	74.8
Accrued liabilities	41.5	45.7
Long-term debt due within one year	4.4	5.9
Income taxes payable	42.6	27.6

Total Current Liabilities	295.4	280.9

Noncurrent
Long-term debt	551.9	421.4
Pension and postretirement benefits	142.2	142.7
Deferred income taxes	18.4	19.1
Other	47.1	41.0

Total Noncurrent Liabilities	759.6	624.2

Stockholders’ Equity
Successor new common stock, par value $0.01— 100,000,000 shares authorized, 15,420,567 issued and 15,088,815 shares outstanding, and 100,000,000 shares authorized, 15,406,803 shares issued and 15,076,691 shares outstanding, respectively	0.1	0.1
Capital in excess of par value	582.6	579.2
Retained earnings (accumulated deficit)	327.8	241.5
Accumulated other comprehensive income	(50.3)	(57.0)
Treasury stock, at cost — 98,303 shares and 94,513 shares, respectively	(12.2)	(11.5)

Total Stockholders’ Equity	848.0	752.3

Total Liabilities and Stockholders’ Equity	$1,903.0	$1,657.4

TRONOX INCORPORATED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Millions of dollars)

	Successor	Successor	Predecessor
	Three Months Ended March 31, 2012	Two Month Ended March 31, 2011	One Month Ended January 31, 2011
Cash flows from operating activities
Net Income	$86.3	$10.2	$631.3
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation, depletion and amortization	22.1	13.1	4.1
Deferred income taxes	0.1	(1.6)	0.8
Amortization of debt issuance costs	0.8	0.1	0.3
Pension and postretirement healthcare (income) expense	1.3	0.8	(0.4)
Stock compensation expense	6.7	2.9	—
Other noncash items not affecting net income	2.3	3.4	(0.2)
Reorganization Items—
Noncash reorganization items	—	—	(636.6)
Environmental settlement funding	—	—	(270.0)
Claims paid with cash	—	—	(18.6)
Tort settlement funding	—	—	(16.5)
Professional and legal fees	—	—	(12.0)
Changes in assets and liabilities—
(Increase) decrease in trade accounts receivable	(77.5)	(59.5)	(8.1)
(Increase) decrease in related parties accounts receivable	5.2	(1.6)	(2.1)
(Increase) decrease in inventories	(93.2)	33.5	(15.3)
(Increase) decrease in prepaids and other assets	(0.4)	(0.3)	35.4
(Increase) decrease in accounts payable and accrued liabilities	7.6	(58.5)	23.1
Increase (decrease) in related parties accounts payable	(2.2)	17.5	0.5
Increase (decrease) in taxes payable	15.3	4.3	0.2
Other, net	(0.2)	31.5	1.0

Cash used in operating activities	(25.8)	(4.2)	(283.1)

Cash flows from investing activities
Capital expenditures	(20.7)	(8.3)	(5.5)

Cash used in investing activities	(20.7)	(8.3)	(5.5)

Cash flows from financing activities
Reductions of long-term debt	(421.1)	(1.1)	—
Proceeds from borrowings	550.0	14.0	25.0
Debt issuance costs	(19.0)	—	(2.4)
Proceeds from rights offering	—	—	185.0
Other equity, net	0.3	—	—

Cash provided by financing activities	110.2	12.9	207.6

Effects of Exchange Rate Changes on Cash and Cash Equivalents	5.0	0.4	0.3

Net Increase (Decrease) in Cash and Cash Equivalents	68.7	0.8	(80.7)
Cash and Cash Equivalents at Beginning of Period	154.0	61.0	141.7

Cash and Cash Equivalents at End of Period	$222.7	$61.8	$61.0

Use of Non-GAAP Financial Information

To provide investors and others with additional information regarding Tronox’s operating results, we have disclosed in this press release certain non-GAAP financial measures, including Adjusted EBITDA, excluding restructuring cost. These non-GAAP financial measures are a supplement to, and not a substitute for or superior to, the Company’s results presented in accordance with U.S. GAAP. The non-GAAP financial measures presented by the Company may be different than non-GAAP financial measures presented by other companies.

The non-GAAP financial measures are provided to enhance the user’s overall understanding of the Company’s operating performance. Specifically, the Company believes the non-GAAP information provides useful measures to investors regarding the Company’s financial performance by excluding certain costs and expenses that the Company believes are not indicative of its core operating results, as well as the impact of fresh-start accounting. The presentation of these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for results or guidance prepared and presented in accordance with U.S. GAAP.

Tronox has provided a reconciliation of the non-GAAP financial measures used in this release to the most directly comparable GAAP financial measures:

•

Adjusted EBITDA differs from GAAP net income in that it (i) excludes interest expenses, taxes, depreciation, amortization and stock based compensation charges, and (ii) excludes the impact of non-recurring items, fresh-start accounting related adjustments, and reorganization charges or credits and write-off of financing costs completed prior to emergence from bankruptcy.

Management believes these non-GAAP financial measures:

•

Reflect Tronox’s ongoing business in a manner that allows for meaningful period-to-period comparison and analysis of trends in Tronox’s business, as they exclude expenses that are not reflective of ongoing operating results;

•

Provide useful information to investors and others in understanding and evaluating Tronox’s operating results and future prospects in the same manner as management and in comparing financial results across accounting periods;

•

Provide additional view of the operating performance of the Company by adding interest expenses, taxes, depreciation and amortization to the net income. Further adjustments due to fresh-start accounting, and stock based compensation charges attempt to exclude items that are either non-cash or non-recurring in nature; and

•

Enable investors to assess the Company’s compliance with financial covenants under its debt instruments Tronox’s term loan has maintenance financial covenants that use EBITDA as part of the measures, e.g. Consolidated Leverage ratio, which is a ratio of Indebtedness to Consolidated EBITDA; and Consolidated Interest Coverage Ratio which is a ratio of Consolidated EBITDA to interest expenses.

•

In addition, Adjusted EBITDA, excluding restructuring expenses, is one of the primary measures management uses for planning and budgeting processes and to monitor and evaluate financial and operating results. Adjusted EBITDA is not a recognized term under GAAP and does not purport to be an alternative to measures of our financial performance as determined in accordance with GAAP, such as net income (loss). Because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented in this release is not, comparable to similarly titled measures reported by other companies.

Net Income to Adjusted EBITDA

	Successor	Predecessor	Predecessor	Predecessor	Predecessor	Predecessor
(Millions of dollars)	Three Months Ended March 31, 2012	Two Months Ended March 31, 2011	One Month Ended January 31, 2011	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Twelve Months Ended December 31, 2010
Net income	$86.3	$10.2	$631.3	$241.5	$631.3	$5.8
Add: Interest	7.9	5.3	2.9	30.0	2.9	49.9
Add: Taxes	17.4	3.3	0.7	20.2	0.7	2.0
Add: Depreciation and amortization	22.1	13.1	4.1	79.1	4.1	50.1
Add: Reorganization expense	—	—	45.5	—	45.5	144.8
Less: Gain on fresh-start accounting	—	—	(659.1)	—	(659.1)	—
Less: Noncash gain on liquidation of subsidiary	—	—	—	(0.2)	—	(5.3)
Less: Provision for environmental remediation and restoration, net of reimbursements	—	—	—	(4.5)	—	(47.3)
Less: Litigation settlement	—	—	—	(9.8)	—	—
Add: Plant closure costs	—	—	0.1	—	0.1	1.3
Add: Fresh start inventory mark-up	—	32.1	—	35.5	—	—
Add: Stock based compensation charges	6.7	2.9	—	13.8	—	0.5
Add: Foreign currency remeasurement	(0.8)	(0.1)	(1.3)	7.3	(1.3)	11.8
Add: Transaction related costs, registration rights penalty and financial statement restatement costs	9.1	—	—	39.2	—	—
Add: Other items	2.7	1.3	0.1	16.2	0.1	(10.5)

Adjusted EBITDA	$151.4	$68.1	$24.3	$468.3	$24.3	$203.1